Exhibit 1.01

Entegris, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (the "Report") of Entegris, Inc. (herein referred to as the “Company”, “we”, “us”, or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict. The "Covered Countries" for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
If any Conflict Minerals are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured and are required to be reported in the calendar year covered by the Specialized Disclosure Report on Form SD (the “Form SD”), the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources.
Based on its RCOI, if the registrant knows that any of its necessary Conflict Minerals originated in the Covered Countries and are not from recycled or scrap sources, or has reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries and has reason to believe that they may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its conflict mineral that conforms to a nationally or internationally recognized due diligence framework. If, as a result of that due diligence, the registrant is unable to determine that its Conflict Minerals did not originate in the Covered Countries or the registrant determines that its conflict minerals did come from recycled or scrap sources, the registrant must annually file a Report as an exhibit to its Form SD that includes a description of its due diligence measures on the source and chain of those Conflict Minerals.

Pursuant to and in accordance with the Rule, this Report has not been audited.
Certain information contained in this Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current management expectations only as of the date of the Form SD to which this Report is an Exhibit, and involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Statements that include such words as "anticipate," "believe," "estimate," "expect," "forecast," "may," "will," "should" or the negative thereof and similar expressions as they relate to the Company or our management are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks include but are not limited to, our ability to successfully implement the steps indicated in the “Additional Risk Mitigation Steps” section of this Report, our ability to implement such steps in the anticipated timeframe, and other factors. Except as required under the federal securities laws and the rules and regulations of the SEC, we undertake no obligation to update publicly any forward-looking statements contained herein.
1    Company Overview
The Company is a worldwide developer, manufacturer and supplier of products and materials used in processing and manufacturing in the microelectronics and other high-technology industries. For the semiconductor industry, a subset of the microelectronics industry that constitutes the majority of our sales, our products maintain the purity and integrity of critical materials used in the semiconductor manufacturing process. For other high-technology applications, our products and materials are used to manufacture flat panel displays, light emitting diodes or “LEDs”, high-purity chemicals, such as photoresists, solar cells, gas lasers, optical and magnetic storage devices, and critical components for aerospace, glass manufacturing and biomedical applications.

We offer a diverse product portfolio that includes approximately 17,000 standard and customized products and services to maintain the purity and integrity of critical materials used by the semiconductor and other high-end technology industries.

During calendar year 2013, we designed and manufactured our products through three business segments: (i) our contamination control solutions segment, which offers a wide range of products that purify, monitor and deliver critical liquids and gases to the semiconductor manufacturing process and similar manufacturing processes, (ii) our microenvironments segment, which offers products to preserve the integrity of wafers, reticles and electronic components at various stages of transport, processing and storage and (iii) our specialty materials segment, which offers materials, components and services to a wide range of customers in the semiconductor industry and in adjacent and unrelated industries.

1.1     Supply Chain

As a developer, manufacturer and supplier of products and materials to microelectronics and other high-technology industries, the Company is several levels removed from the mining and refining of 3TG’s. The Company does not make purchases of raw ore or unrefined 3TG’s and makes no direct purchases in the Covered Countries. As a result, we rely on our direct suppliers to provide information on the origin of 3TG’s that may be contained in components and materials supplied to us.

In the course of negotiating new supply agreements or renewals of existing supply agreements, our procurement team specifically schedules time to explain the requirements of the Rule during the course of the meeting to increase awareness and to educate our suppliers on the Rule’s requirement for cooperation and reporting from sub-suppliers.

We are committed to compliance with the Rule and working toward avoiding the use of 3TG’s that directly or indirectly finance or benefit armed groups in the Covered Countries. If we become aware of a supplier whose supply chain includes minerals that are not conflict free, we will take appropriates steps to address the situation in a timely manner, including reassessment of the supplier relationship. We expect our suppliers to take similar measures with their suppliers.

1.2    Reasonable Country of Origin Inquiry Program

In this initial year, we implemented a risk-based approach to identify products potentially containing 3TG’s and conducted surveys of direct suppliers that provided components and materials used to manufacture products purchased by our top three customers, which purchase approximately 80% of the items in our product portfolios. Additionally, many of our customers are in the process of performing their own due diligence in accordance with the Rule. When we received a request in connection with the due diligence activities of such customers, we took steps to respond to such requests. To the extent that these customer requests were related to products outside of our original scoping effort, we would add these products to our list of products to investigate.

In accordance with this risk-based approach, we surveyed 258 direct suppliers using the then most current version of the Conflict Mineral Reporting Template (“CMRT”) developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) to obtain information on the presence of 3TG’s in components and materials supplied to us. The CMRT, developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, includes questions regarding a company’s Conflict Minerals policy, its engagement with its direct suppliers, and a listing of the smelters from which the company and its suppliers source from. The CMRT is being used by many companies in our industry in their Conflict Mineral due diligence processes.

In response to our survey, as of the date of our Form SD to which this Report is an exhibit, we have received 235 responses which include both responses to the CMRT and supplier declarations with respect to Conflict Minerals. We believe that our risk-based approach is consistent with how many peer companies in our industry are approaching the RCOI in accordance with the Rule during the initial year.

Based on data obtained from our suppliers and on our engineering and process knowledge, the Company developed a list of products that either (1) contained 3TG’s, (2) were thought to contain 3TG’s, or (3) have a low probability of containing 3TG’s. With the help of our product managers, we ranked the identified products as High, Medium, and Low priority for further investigation.
We reviewed the data obtained from completed supplier surveys to ensure completeness and reliability. We collected all relevant information into a comprehensive database that we used for our RCOI and due diligence activities. When questions arose from our suppliers or about the information provided by the supplier, or there was incomplete or conflicting information associated with supplier responses, we targeted the issue for risk mitigation. Such risk mitigation involves either an additional request to complete data gaps or escalation of a potential risk to our Director of Procurement for additional corrective action.
In February of 2014, the Company adopted a policy relating to Conflict Minerals (the “Policy”) incorporating the standards set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Materials from Conflict-Affected and High Risk Areas (OECD Guidance, 2nd edition) and the related Supplements for 3TG (the “OECD Guidance”) and posted this Policy to our website at http://www.entegris.com/ConflictMinerals.aspx

1.3    Reasonable Country of Origin Inquiry Results

As a result of our RCOI, we have reason to believe that certain of our Conflict Minerals may have originated in the Covered Countries and have reason to believe that they may not be from recycled or scrap sources. Accordingly, pursuant to the Rule, we performed due diligence on the source of its Conflict Minerals described below that conforms, in all material respects, with the framework in the OECD Guidance.

2.    Due Diligence

2.1    Design of Due Diligence

We established a Conflict Minerals compliance program that is designed to conform, in all material respects, with the framework in the OECD Guidance.

2.2     Due Diligence Performed

2.2.1    Establish Strong Company Management System

Internal Team

The Company has established a management system with respect to the Rule and the obligations thereof. Our management system includes a cross-functional team that is sponsored by the Chief Financial Officer. Members of the team include representatives from Environmental, Health and Safety (“EHS”), Procurement, Product Stewardship, Finance, Legal and Internal Audit. The team is responsible for implementing our conflict minerals compliance strategy and is led by the Global Director of EHS who acts as the conflict minerals coordinator. Senior management is briefed about the results of the team’s progress and due diligence efforts on a regular basis.

Control Systems

While many of our direct suppliers are also SEC registrants which are subject to and knowledgeable about the Rule, we also have many other suppliers and distributors that are not SEC registrants that require additional training and understanding to understand the requirements of the Rule.

We do not typically have direct relationships with 3TG smelters and refiners. However, through associations like National Association of Environmental Managers (“NAEM”), Semiconductor Equipment and Materials International (“SEMI”) and Electronic Industry Citizenship Coalition (“EICC”), we attempt to reduce the risk of using Conflict Minerals in our supply chain by actively monitoring best practices used by other manufacturers in the semiconductor and high technology sectors and participate in a number of industry-wide initiatives.

Internal controls include our on-going initiative of integrating Conflict Minerals related requirements in our supply agreements that require disclosure of 3TG’s and Conflict Minerals. Additionally, the Company is developing an annual internal audit program to determine adherence to our internal compliance procedures with respect to the Rule and the Policy.

Supplier Engagement

In accordance with the OECD requirement to strengthen engagement with suppliers, we have made reasonable inquiries to direct suppliers to obtain 3TG data, provided them with requirements of our Policy and informed them as to where they may find additional information on the SEC requirements.

Additionally, as identified earlier, our procurement team is attempting to integrate Conflict Minerals related requirements language into new supply agreements or renewals of existing supply agreements during the course of negotiations. Accordingly, we attempt to identify risks before entering into such agreements, so that steps can be taken to confirm suppliers have implemented processes to identify the origin of 3TG’s.

Maintain Records

As part of our EHS Management System, we have developed a record retention requirement for information relating to the management of our Conflict Minerals compliance process. All relevant records will be retained for a period of 5 years.

2.2.2    Identify and Assess Risk in the Supply Chain

As discussed, we identified direct suppliers linked to products that are purchased by our top three customers including those identified during analysis of requests from customers performing their own RCOI. We rely on these suppliers, whose materials and/or components are incorporated into our products, to provide us with information on the presence of 3TG’s and other Conflict Minerals information, including the origin of any 3TG’s identified. Our direct suppliers are similarly reliant on information provided by sub-suppliers.

When responses are received from suppliers, they are flagged for review for several reasons, including (1) unresponsiveness, (2) providing incomplete responses, or (3) providing contradictory information. These responses are reviewed by the internal team and, if necessary, we send out additional requests to these suppliers to seek clarifications or additional information. If inconsistencies continue to exist, our next course of action is to involve our procurement team to work with the supplier to obtain requested information or to find a new supplier.

2.2.3     Design and Implement a Strategy to Respond to Risks

The Company has developed and continues to use a risk management approach to implement due diligence activities concerning 3TG’s and the potential presence of Conflict Minerals. Updates are provided to senior management on a regular basis.

As described above, we monitor several organizations including, but not limited to, NAEM, SEMI, and the EICC-GeSI Conflict Free Sourcing Initiative to validate supplier data and keep current on industry and regulatory changes.

Our current strategy to respond to supply chain risks, as described in our Policy, is that if we become aware of a supplier whose supply chain includes 3TG’s that are not conflict free, we will take appropriate steps to address the situation in a timely manner, including supplier education and/or reassessment of the supplier relationship. To date, we have found no instances where it was necessary to terminate a contract or find a replacement material or supplier.

If suppliers are not providing information as requested, or the data does not appear to be reliable or is conflicting, the internal team will develop a plan to send additional communications, offer education, or have our procurement team engage with the supplier.

2.2.4     Third-Party Audit of Supply Chain Due Diligence

As an indirect downstream purchaser of conflict minerals, our due diligence process is based on the necessity of relying on data obtained from our direct suppliers. We also rely on information collected and provided by other external audit programs. As such, we have not conducted third-party audits of any smelters or refiners.

2.2.5    Report on Supply Chain Due Diligence

This Conflict Minerals Report is on file with the SEC and is publicly available on our web site at http://www.entegris.com/ConflictMinerals.aspx.

3.0    Due Diligence Results

Survey Responses

The majority of supplier responses received provided information at a company-wide level. We reviewed the responses against criteria we developed to determine which may require further engagement with our suppliers. Such criteria included untimely or incomplete responses as well as inconsistencies with the data reported. We have sent and continue to send additional requests to seek clarifications from suppliers to validate such data and obtain more complete and accurate responses.

As described in the table below, the majority of the electronic components, connectors, and metals containing 3TG’s that were determined as functional in contamination and control solutions, microenvironments, and specialty material product lines are classified as “DRC conflict undeterminable” in 2013 as information on sources remains incomplete at this time.

Product Categories	Mineral	RCOI
Components and Systems Gas Filtration Products	Tin	DRC conflict undeterminable
	Gold	DRC conflict undeterminable
	Tantalum	DRC conflict undeterminable
Wafer and Reticle Handling Products Wafer Shipping Products	Tin	DRC conflict undeterminable
	Gold	DRC conflict undeterminable
	Tantalum	DRC conflict undeterminable
POCO Graphite Products	Tungsten	DRC conflict undeterminable

Efforts to Determine Mine or Location of Origin

Due to our position in the supply chain, it is difficult for us to identify suppliers upstream from our direct suppliers and it is increasingly difficult to track 3TG’s back to the mine or smelter level. Through continual follow-up, the Company requests additional status reports from direct suppliers. We work to validate the data obtained from suppliers by utilizing claims made by referenced refiners or smelters on their websites. For our position in the supply chain, we have determined to use this risk based approach to determine the origin of 3TG’s in purchased products/materials.

Country of Origin

Based on the nature of information we received from our suppliers, we are unable to determine the country of origin of 3TG’s in our products.

Smelters or Refiners

In the event a supplier declared that 3TG’s present in their products were conflict free, we performed a file review to verify that the information represented included smelters and/or refiners found on the EICC Conflict Free Smelters list. We are not disclosing any individual smelter information because supplier responses received were at a company level and therefore no direct tracing from the smelter to our products was possible.

4.    Additional Risk Mitigation Steps

The Company intends to take the following steps to improve RCOI and due diligence conducted to further identify and mitigate the risk that our products contain Conflict Minerals from sources that support conflict in the Covered Countries:

a.	Include Conflict Minerals flow-down clauses in new or renewed supplier contracts.

b.	Expand, as necessary, the number of suppliers requested to supply 3TG information.

c.	Engage, as needed, with suppliers and direct them to training resources to increase knowledge, response rates, and improve the reliability of responses.

d.	Expand the grievance system and make it visible to suppliers and customers.

e.
Engage any of our suppliers found to be supplying us with 3TG’s from sources that support conflict in the Covered Countries and, if necessary, establish an alternative source that does not support such conflict.

f.	Monitor the OECD and relevant trade associations to incorporate best practices to improve our processes and leverage our supply chain in accordance with OECD Guidance.

g.	Develop and implement a responsible sourcing program/policy and integrate into supply agreements and purchase orders.